K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Tel.: (617) 261-3246

Fax.: (617) 261-3175

January 26, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4041

Attn: Valerie J. Lithotomos

Re:	eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (File No. 333-163101, 811-22348)

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (the “Trust”) is Pre-Effective Amendment No. 5 to the Trust’s registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (“Pre-Effective Amendment No. 5”).

A total registration fee of $3,552.60 is being filed with Pre-Effective Amendment No. 5 to the Trust’s Registration Statement. The registration fee has been wired through the FEDWIRE system to the Commission’s account. Pre-Effective Amendment No. 5 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Trust.

Included with Pre-Effective Amendment No. 5, both the underwriters and the Trust formally request acceleration of effectiveness of the Registration Statement to 12:00 p.m. EST on Thursday January 26, 2012.

Questions should be directed to the undersigned at (617) 261-3246.

Sincerely,
/s/ Clair E. Pagnano
Clair E. Pagnano